3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA  19103-2799

215.981.4000

Fax 215.981.4750

September 29, 2016

Filing Desk

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: James E. O’Connor, Senior Counsel

Re:	FundVantage Trust (the “Trust”)
1940 Act File No. 811-22027
1933 Act File No. 333-141120

Dear Mr. O’Connor:

This letter addresses the comments of the Securities and Exchange Commission’s staff (the “Staff”) on the Trust’s Post-Effective Amendment No. 137 to the Trust’s registration statement on Form N-1A filed with the Commission on August 17, 2016 (the “Amendment”), which were provided to the Trust by James E. O’Connor, Senior Counsel.  The Amendment was filed to register for offering and sale three new series of the Trust: the Gotham Defensive Long Fund, the Gotham Defensive Long 500 Fund and the Gotham Neutral 500 Fund (each a “Fund” and collectively, the “Funds”).  We appreciate the opportunity to address your comments regarding the Funds.

We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Trust’s response to the Staff’s comments. The Staff’s comments are applicable to all Funds.

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Philadelphia             Boston             Washington, D.C.             Los Angeles             New York             Pittsburgh

Detroit             Berwyn             Harrisburg             Orange County             Princeton             Silicon Valley             Wilmington

www.pepperlaw.com

PROSPECTUS

1)             With respect to the footnote to each Fund’s fee table that discloses the contractual expense limitation arrangements with Gotham Asset Management, LLC (the “Adviser”), please clarify that the Adviser is permitted to seek reimbursement from the Fund, subject to certain limitations, for fees it waived and Fund expenses it paid to the extent the total annual fund operating expenses do not exceed the expense limitation amount described or any lesser limits in effect as the time of reimbursement. (emphasis added).

Response:   The prospectus has been revised to address the Staff’s comment.

2)             Each Fund discloses that it will take long positions in securities that the Adviser believes to be undervalued and short positions in securities that the Adviser believes to be overvalued.  Please further explain the Adviser’s methodology for assessing value.

Response:  The Adviser uses a systematic, bottom-up, value approach to identify companies that the Adviser believes to be overvalued or undervalued by researching and analyzing a stock’s fundamentals, such as recurring earnings, cash flow, capital efficiency and capital structure.

3)             For each Fund that includes “High Portfolio Turnover Risk,” consider revising the risk disclosure to clarify that increased portfolio turnover may result in higher Fund expenses and more significant distributions of short-term capital gains to investors, which are taxed as ordinary income.

Response:   The prospectus has been revised to address the Staff’s comment.

4)             With respect to the fee table for each Fund, confirm whether each Fund anticipates investing in “Acquired Funds” to the extent that such Fund would be required to disclose “Acquired Fund” fees and expenses in its fee table as a separate line item.

Response:  The Adviser has confirmed that the Funds do not currently anticipate investing in “Acquired Funds” to the extent such disclosure would be required.

5)             With respect to “Short Sale Risk,” please clarify that the potential loss is increased by the amount of premium or interest a Fund must pay to the lender of the security.

Response:  The prospectus has been revised to address the Staff’s comment.

6)             Where appropriate in the prospectus, please disclose that short sale expenses referred to as the “negative cost of carry,” will tend to cause the Fund to lose money on a short sale even in instances where the price of the underlying security sold short does not change over the duration of the short sale.

Response:  The prospectus has been revised to address the Staff’s comment.

7)             Please briefly describe, where appropriate, the additional adverse tax consequences that may result for investors in a Fund as a result of the Fund’s lending its securities.  For example, a stock loan that is open over the dividend record date can have adverse tax consequences to a Fund’s investors.  The dividends may no longer be eligible for preferential qualified dividend status, which would increase the tax rate from 15% to up to 38%. In addition, the dividends on loaned securities may no longer qualify for the dividends received deduction.  Investors may also lose the ability to use foreign tax credits that would otherwise be passed through to the fund when the shares of foreign companies are loaned out.

Response: The requested disclosure regarding securities lending has been added to the “More Information on Taxes” section of the Prospectus and the “Taxation of the Funds-Distributions” section of the SAI. The requested disclosure regarding the foreign tax credit has been added to the “Taxation of the Funds-Foreign Taxation” section of the Statement of Additional Information.

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Please direct any questions concerning this letter to the undersigned at 215.981.4659 or, in my absence, to John M. Ford, Esq. at 215.981.4009.

Very truly yours,

/s/ John P. Falco

John P. Falco

Enclosures.

cc:	James E. O’Connor, Esq., Securities and Exchange Commission
Joel L. Weiss, President of FundVantage Trust
John M. Ford, Esq.

EXHIBIT A

FUNDVANTAGE TRUST
301 BELLEVUE PARKWAY
WILMINGTON, DE  19809

September 29, 2016

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FundVantage Trust (the “Trust”)
File Nos. 333-141120 and 811-22027

Dear Sir or Madam:

In connection with the Trust’s response to certain oral comments received from the Commission staff with respect to Post-Effective Amendment No. 137, the Trust’s registration statement on Form N-1A filed with the Commission on August 17, 2016 (the “Amendment”), the Trust is providing the following, as instructed:

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Amendment, (ii) Commission staff comments or changes to disclosure in response to staff comments in the Amendment reviewed by the staff do not foreclose the Commission from taking any action with respect to the Amendment, and (iii) the Trust may not assert staff comments with respect to the Amendment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to John P. Falco of Pepper Hamilton, LLP, counsel to the Trust, at 215.981.4659.

Very truly yours,

/s/ Joel L. Weiss

Joel L. Weiss
President and Chief Executive Officer

Cc:	James E. O’Connor, Esq., Securities and Exchange Commission
John M. Ford, Esq.
John P. Falco, Esq.